Exhibit 99.1

Jianpu Technology Inc. Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

Beijing, February 25, 2019 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Operational and Financial Highlights:

•                  Total revenues in the fourth quarter of 2018 increased by 67.3% to RMB742.1 million (US$107.9 million) from RMB443.7 million in the third quarter of 2018, and increased by 26.9% from RMB584.6 million in the same period of 2017.

•                  Credit card volume1, was approximately 2.9 million in the fourth quarter of 2018, representing an increase of approximately 123% from the same period of 2017. The average fee per credit card increased to RMB105.51 (US$15.35) in the fourth quarter of 2018 from RMB102.34 in the fourth quarter of 2017. As a result, revenues for credit cards1 in the fourth quarter of 2018 increased by 136% to RMB310.6 million (US$45.2 million) from RMB131.8 million in the same period of 2017.

•                  Number of loan applications submitted through the Company’s platform was approximately 24.7 million in the fourth quarter of 2018, representing an increase of approximately 85.7% from the third quarter of 2018. The average fee per loan application increased to RMB14.98 (US$2.18) in the fourth quarter of 2018 from RMB14.50 in the third quarter of 2018. As a result, revenues for loans in the fourth quarter of 2018 increased by 91.5% to RMB370.1 million (US$53.8 million) from RMB193.3 million in the third quarter of 2018.

•                  Gross profit increased by 70.2% to RMB674.5 million (US$98.1 million) in the fourth quarter of 2018 from RMB396.4 million in the third quarter of 2018, and increased by 28.9% from RMB523.4 million in the same period of 2017. Gross margin was 90.9% in the fourth quarter of 2018, compared with 89.3% in the third quarter of 2018 and 89.5% in the fourth quarter of 2017.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 70.9% in the fourth quarter of 2018, compared with approximately 82.5% for the same period of 2017 and approximately 76.3% in the previous quarter.

•                  Net income was RMB11.9 million (US$1.7 million) in the fourth quarter of 2018, compared with a net loss of RMB136.4 million in the same period of 2017 and a net loss of RMB53.5 million in the third quarter of 2018. Net income margin was 1.6% in the fourth quarter of 2018, compared with net loss margin of 23.3% in the same period of 2017 and net loss margin of 12.1% in the third quarter of 2018.

1 Credit card volume, which is the measure of the number of credit cards the company generates revenues from during the period presented, including for both recommendation services and advertising and marketing services; Revenues for credit cards represent revenues generated from both recommendation services and advertising and marketing services for credit cards during the period presented;

•                  Non-GAAP adjusted net income2 was RMB39.0 million (US$5.7 million) in the fourth quarter of 2018, compared with non-GAAP adjusted net loss of RMB30.3 million and RMB19.8 million, respectively, in the same period of 2017 and the preceding quarter. Non-GAAP adjusted net margin2 was 5.3%, compared with -5.2% in the fourth quarter of 2017 and -4.5% in the third quarter of 2018.

Fiscal Year 2018 Operational and Financial Highlights:

•                  Total revenues for the fiscal year 2018 increased by 39.1% to RMB2,011.8 million (US$292.6 million) from RMB1,445.8 million for the prior year.

•                  Credit card volume1 was approximately 8.1 million in the fiscal year 2018, representing a significant increase of approximately 153% from fiscal year 2017. The average fee per credit card increased by 21.9% to RMB101.88 (US$14.82) in the fiscal year 2018 from RMB83.58 in the fiscal year 2017. As a result, revenues for credit cards1 for the fiscal year 2018 increased by 203% to RMB821.0 million (US$119.4 million) from RMB270.6 million in the prior year.

•                  Gross profit increased by 37.4% to RMB1,788.5 million (US$260.1 million) in the fiscal year 2018 from RMB1,301.9 million in the prior year.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 76.6% in the fiscal year 2018, compared with approximately 83.7% from fiscal year 2017.

•                  Net loss decreased by 20.9% to RMB159.8 million (US$23.2 million) in the fiscal year 2018 from RMB202.1 million in the prior year. Net margin was -7.9% in the fiscal year 2018, improved from -14.0% in the prior year.

•                  Non-GAAP adjusted net loss2 decreased by 69.2% to RMB29.1 million (US$4.2 million) in the fiscal year 2018 from RMB94.4 million in the prior year. Non-GAAP adjusted net margin2 was -1.4%, compared with -6.5% in the prior year.

Selected Operational Metrics

	For the three months ended December 31,			For the fiscal year ended December 31,
	2018	2017	Change%	2018	2017	Change%
Credit card volume[1](in million)	2.9	1.3	123%	8.1	3.2	153%
The average fee per credit card (RMB)	105.51	102.34	3.1%	101.88	83.58	21.9%
Number of loan applications (in million)	24.7	32.5	-24.0%	71.3	89.8	-20.6%
The average fee per loan application (RMB)	14.98	13.21	13.4%	14.24	12.46	14.3%

2 Non-GAAP adjusted net margin equals non-GAAP adjusted net (loss) / income divided by total revenues. Non-GAAP adjusted net (loss) / income represents net (loss) / income before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about non-GAAP adjusted net (loss) / income.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased with our operating and performance metrics for the fourth quarter and fiscal 2018, where we continued to grow our business, optimize our operations and innovate our product offerings for both consumers/SMEs and financial service providers. Despite a macro-economic slowdown and tightening regulatory environment throughout the year, we achieved solid growth, beat guidance and reached an inflection point in the Company’s history, ending fiscal 2018 on a high note. Today we serve as the largest independent open platform for financial product discovery and recommendation in China, connecting more than 110 million users to over 250,000 financial products across 2,500 financial service providers.

“We continue to see broad-based momentum across our user segmentation with diversified products, user-centric services, coupled with proprietary technology. Our user engagement initiatives have increased user stickiness and boosted our brand awareness. We continually expanded and deepened collaborations with Financial Service Providers (FSPs)to provide them with cloud-based solutions and services to better engage users, improve efficiencies, mitigate risks and tap into the great era of digitalization of China’s retail finance space. SkyKey, our branded big data and risk management services have been transformational for our financial service partners by integrating big data, AI and machine learning. We look to broaden our curation of products and services as well as explore new verticals while keeping the market apprised of these developments,” concluded Mr. Ye.

“We’re pleased to have hit a record high in total revenues of approximately RMB742 million for the fourth quarter, a 27% year-over-year increase and 67% on a sequential basis, in what is historically our strongest quarter,” said Oscar Chen, Chief Financial Officer of Jianpu. “We continued to deliver robust growth in our credit card business with a 136% year-over-year increase, which is a key driver for our growth in this quarter, further illustrating the scalability of our platform model and execution strength. In addition to expanding revenue scale, our continuous efforts to balance growth initiatives while improving operational efficiencies has paid off as we turned profitable in the fourth quarter, achieving net income of RMB12 million and adjusted net income of RMB39 million. We look forward to the new year as our fundamental strategy has not changed.”

Fourth Quarter 2018 Financial Results

Total revenues for the fourth quarter of 2018 increased by 26.9% to RMB742.1 million (US$107.9 million) from RMB584.6 million in the same period of 2017.

Total revenues from recommendation services increased by 20.3% to RMB659.2 million (US$95.9 million) in the fourth quarter of 2018 from RMB547.9 million in the same period of 2017.

Revenues from recommendation services for credit cards increased by 144% to RMB289.1 million (US$42.1 million) in the fourth quarter of 2018 from RMB118.6 million in the fourth quarter of 2017, due to the increase in both credit card volume and average fee per credit card. The consumer demand towards credit cards significantly increased, and Jianpu successfully captured the shift of user demand and achieved remarkable performance in the credit card recommendation services. Credit card volume for recommendation services3 in the fourth quarter of 2018 was approximately 2.6 million, representing a significant increase of approximately 136% from the same period of 2017. The average fee per credit card for recommendation services increased to RMB112.05 (US$16.30) in the fourth quarter of 2018 from RMB104.49 in the fourth quarter of 2017.

Revenues from recommendation services for loans decreased by 13.8% to RMB370.1 million (US$53.8 million) in the fourth quarter of 2018 from RMB429.3 million in the same period of 2017. Due to macro slowdown and online lending market adjustments pertaining to the new regulatory framework since December 2017, the loan applications on the Company’s platform has experienced fluctuation in volume, while maintaining sequential increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 24.7 million in the fourth quarter of 2018, representing a decrease of approximately 24.0% from the same period of 2017. The average fee per loan application increased to RMB14.98 (US$2.18) in the fourth quarter of 2018 from RMB13.21 in the fourth quarter of 2017.

Revenues from advertising and marketing services and other services increased by 125% to RMB82.9 million (US$12.1 million) in the fourth quarter of 2018 from RMB36.8 million in the same period of 2017, primarily due to the increase in revenues of big data and risk management services including that generated by a subsidiary acquired in June 2018 and, to a lesser extent, the increase in the advertising services.

Cost of revenues increased by 10.3% to RMB67.6 million (US$9.8 million) in the fourth quarter of 2018 from RMB61.3 million in the same period of 2017. The increase was primarily attributable to the increase in direct costs relating to advertising and marketing services revenue, and consistent with the increase of the revenue from advertising services.

Gross profit increased by 28.9% to RMB674.5 million (US$98.1 million) in the fourth quarter of 2018 from RMB523.4 million in the same period of 2017. The increase was primarily attributable to revenue growth. Gross margin was 90.9% in the fourth quarter of 2018.

Sales and marketing expenses increased by 5.3% to RMB526.6 million (US$76.6 million) in the fourth quarter of 2018 from RMB500.0 million in the same period of 2017. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs.

Research and development expenses increased by 10.1% to RMB81.7 million (US$11.9 million) in the fourth quarter of 2018 from RMB74.2 million in the same period of 2017, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data, machine learning and artificial intelligence, as well as the increase of the amortization of the intangible assets in connection with acquisition.

3 Credit card volume for recommendation services is the credit card volume as referred to in the preceding note 2 minus the credit card volume for advertising and marketing services; Revenues from recommendation services for credit cards is revenues from credit cards as referred to in the preceding note 2 minus revenues from advertising and marketing services for credit cards.

General and administrative expenses decreased by 26.3% to RMB49.4 million (US$7.2 million) in the fourth quarter of 2018 from RMB67.0 million in the same period of 2017. The decrease was primarily due to the recognition of share-based compensation expenses of options with a listing condition upon IPO in the fourth quarter 2017, as well as partially offset by an increase in payroll costs during the fourth quarter of 2018.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses were RMB27.1 million (US$3.9 million) in the fourth quarter 2018 and RMB106.2 million in the same period of 2017 in total.

Income tax expenses were RMB7.2 million (US$1.0 million) in the fourth quarter of 2018, compared with income tax expenses of RMB18.5 million in the same period of 2017. Contributed by the optimization of the cost and expenses structure and the lower enacted tax rate of subsidiaries in 2018, the annualized effective tax rate for 2018 decreased.

Net Income was RMB11.9 million (US$1.7 million) in the fourth quarter of 2018, compared with a net loss of RMB136.4 million in the same period of 2017. Net income margin was 1.6% in the fourth quarter of 2018, compared with a net loss margin of -23.3% in the same period of 2017. Besides the impact of the decrease in the share-based compensation, the improvement in operating efficiencies, particularly on the front of traffic acquisition and matching capabilities, as well as the benefit from economies of scale, contributed to the net income.

Non-GAAP adjusted net income, which excluded share-based compensation expenses from net income, was RMB39.0 million (US$5.7 million) in the fourth quarter of 2018, compared with adjusted net loss of RMB30.3 million in the same period of 2017.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net income, for the fourth quarter of 2018 was an income of RMB54.1 million (US$7.9 million), compared with a loss of RMB9.5 million in the same period of 2017.

As of December 31, 2018, the Company had cash and cash equivalents, restricted time deposits and short-term investment of RMB1,490.9 million (US$216.8 million), and working capital of approximately RMB1,391.4 million (US$202.4 million). Compared to as of September 30, 2018, cash and cash equivalents, restricted time deposits and short-term investment increased by RMB112.2 million (US$16.3 million), which was attributable to net cash received in operating activities.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Fiscal Year 2018 Financial Results

Total revenues for the fiscal year 2018 increased by 39.1% to RMB2,011.8 million (US$292.6 million) from RMB1,445.8 million for the prior year, primarily due to increase in revenues both from recommendation services for credit cards and advertising and marketing services and other services.

Total revenues from recommendation services increased by 31.0% to RMB1,766.3 million (US$256.9 million) in the fiscal year 2018 from RMB1,348.4 million for the prior year.

Revenues from recommendation services for credit cards increased by 228% to RMB750.9 million (US$109.2 million) in the fiscal year 2018 from RMB228.9 million in the fiscal year 2017. The consumer demand towards credit cards significantly increased in 2018, and Jianpu successfully captured the shift of user demand and achieved remarkable performance in our credit card recommendation services. Credit card volume for recommendation services3 in the fiscal year 2018 was approximately 7.1 million, representing a significant increase of approximately 184% from fiscal year 2017. The average fee per credit card for recommendation services increased to RMB105.19 (US$15.30) in the fiscal year 2018 from RMB92.78 in the fiscal year 2017.

Revenues from recommendation services for loans decreased by 9.3% to RMB1,015.4 million (US$147.7 million) in the fiscal year 2018 from RMB1,119.5 million in the fiscal year 2017, primarily due to the decrease in the number of loan applications on the Company’s platform, partially offset by increase in the average fee per loan application. The number of loan applications on the Company’s platform was approximately 71.3 million in the fiscal year 2018, representing a decrease of approximately 20.6% from the prior year, mainly attributable to the market adjustments within the new regulatory framework since December 2017, and the slowdown in lending activities due to credit and liquidity tightening in the third quarter of 2018. The average fee per loan application increased to RMB14.24 (US$2.07) in the fiscal year 2018 from RMB12.46 in the prior year.

Revenues from advertising and marketing services and other services increased by 152% to RMB245.5 million (US$35.7 million) in the fiscal year 2018 from RMB97.4 million in the prior year, primarily due to an increase of big data and risk management services including that generated by a subsidiary acquired in June 2018 and, to a lesser extent, the increase in the advertising service.

Cost of revenues increased by 55.3% to RMB223.3 million (US$32.5 million) in the fiscal year 2018 from RMB143.8 million in the prior year. The increase was primarily attributable to the increase in direct costs relating to advertising and marketing services revenue, bandwidth and server hosting costs, depreciation and online payment processing fees.

Gross profit increased by 37.4% to RMB1,788.5 million (US$260.1 million) in the fiscal year 2018 from RMB1,301.9 million in the prior year. The increase was primarily attributable to continuing growth in total revenue. Gross margin was 88.9% in 2018.

Sales and marketing expenses increased by 26.0% to RMB1,547.5 million (US$225.1 million) in the fiscal year 2018 from RMB1,227.9 million in the prior year. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs.

Research and development expenses increased by 56.8% to RMB241.3 million (US$35.1 million) in the fiscal year 2018 from RMB153.9 million in the prior year, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff to further enhance our technology capabilities in terms of big data and AI, as well as the increase of the amortization of the intangible assets in connection with acquisition.

General and administrative expenses increased by 90.4% to RMB178.4 million (US$25.9 million) in the fiscal year 2018 from RMB93.7 million in the prior year. The increase was primarily due to the share-based compensation, including the impact of the options granted after the IPO, as well as increase in payroll costs in the fiscal year 2018.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses were RMB130.7 million (US$19.0 million) in the fiscal year 2018 and RMB107.8 million in the fiscal year 2017 in total.

Income tax benefits were RMB4.5 million (US$0.7 million) in the fiscal year 2018, compared with the income tax expenses of RMB28.4 million in the prior year. Contributed by the optimization of the cost and expenses structure, the annualized tax rate for 2018 decreased. In addition, the Company’s domestic subsidiaries completed their 2017 annual tax fillings with relevant tax authority in May 2018, which resulted in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017.

Net loss decreased by 20.9% to RMB159.8 million (US$23.2 million) in the fiscal year 2018 from RMB202.1 million in the prior year. Net margin was -7.9% in the fiscal year 2018, improved from -14.0% in the prior year. The decrease was primarily due to the improvement in operating efficiencies, particularly on the front of traffic acquisition and matching capabilities, as well as the benefit from economies of scale.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, decreased by 69.2% to RMB29.1 million (US$4.2 million) in the fiscal year 2018 from RMB94.4 million in the prior year. Non-GAAP adjusted net margin was -1.4% compared with -6.5% in the prior year.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses or benefits from net loss, for the fiscal year 2018 was a loss of RMB13.3 million (US$1.9 million), representing a decrease of 77.9% from a loss of RMB60.2 million in the prior year.

Share Repurchase Program

On August 24, 2018, the Company announced that its board of directors had approved a share repurchase program to repurchase its own Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period. As of February 22, 2019, the Company had repurchased approximately US$15.1 million of shares under this program.

On February 22, 2019, the board of directors of the Company (the “Board”) has approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period.

“The share repurchase programs reinforce management’s confidence in the Jianpu’s strategy, operating fundamentals and ability to capture the long-term growth opportunities in the industry,” commented Mr. Ye. “We are committed to maximizing value for our shareholders as we continue to create value to our users and FSPs.”

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

First Quarter 2019

Based on the Company’s current estimates, total revenues for the first quarter of 2019 are expected to be approximately RMB600-630 million, representing an increase of approximately 79%-88% on a year-over-year basis.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on February 25, 2019 (9:00 PM Beijing/Hong Kong Time on February 25, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 4, 2019, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10128614

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The company use adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the rate in effect as of December 28, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number of shares and per share data)	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,543,811	1,270,001	184,714
Restricted time deposits	—	142,411	20,713
Short-term investment	—	78,462	11,412
Accounts receivable, net(including amounts billed through RONG360 of RMB141,190 and RMB134,966 as of December 31, 2017 and December 31, 2018, respectively)	182,090	444,199	64,606
Prepayments and other current assets	161,027	160,131	23,290
Total current assets	1,886,928	2,095,204	304,735
Non-current assets:
Property and equipment, net	18,966	52,322	7,610
Intangible assets, net	—	115,037	16,731
Goodwill	—	147,296	21,423
Other non-current assets	7,621	35,276	5,131
Total non-current assets	26,587	349,931	50,895
Total assets	1,913,515	2,445,135	355,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	130,000	18,908
Accounts payable	177,373	201,543	29,314
Advances from customers	71,538	115,597	16,813
Tax payable	17,876	39,446	5,737
Amount due to related party	35,427	72,750	10,581
Accrued expenses and other current liabilities	72,839	144,478	21,013
Total current liabilities	375,053	703,814	102,366
Non-current liabilities:
Deferred tax liabilities	—	16,865	2,453
Other non-current liabilities	—	20,538	2,987
Total non-current liabilities	—	37,403	5,440
Total liabilities	375,053	741,217	107,806

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number of shares and per share data)	2017	2018	2018
	RMB	RMB	US$
Shareholders’ equity:
Ordinary shares:US$0.0001 par value, 1,500,000,000 shares authorized, 414,291,350 shares (including 68,750,000 Class A ordinary shares, 345,541,350 Class B ordinary shares) issued and outstanding as of December 31, 2017, and 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, respectively	275	284	41
Treasury stock, at cost (Nil and 12,817,240 shares held as of December 31, 2017 and December 31, 2018, respectively)	—	(70,113)	(10,198)
Additional paid in capital	1,734,067	1,959,655	285,020
Accumulated losses	(174,710)	(339,325)	(49,353)
Other comprehensive (loss) / income	(21,170)	37,750	5,491
Total Jianpu’s shareholders’ equity	1,538,462	1,588,251	231,001
Noncontrolling interest	—	115,667	16,823
Total shareholders’ equity	1,538,462	1,703,918	247,824
Total liabilities and shareholders’ equity	1,913,515	2,445,135	355,630

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income

(In thousands except for number of shares and	For the Three Months Ended December 31,			For the Year Ended December 31,
per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans[a]	429,317	370,081	53,826	1,119,456	1,015,407	147,686
Credit cards	118,567	289,133	42,053	228,905	750,941	109,220
Total recommendation services	547,884	659,214	95,879	1,348,361	1,766,348	256,906
Advertising, marketing and other services[b]	36,760	82,886	12,055	97,412	245,494	35,706
Total revenues	584,644	742,100	107,934	1,445,773	2,011,842	292,612
Cost of revenues	(61,254)	(67,567)	(9,827)	(143,828)	(223,339)	(32,483)
Gross profit	523,390	674,533	98,107	1,301,945	1,788,503	260,129
Operating expenses:
Sales and marketing[c]	(500,025)	(526,573)	(76,587)	(1,227,896)	(1,547,518)	(225,077)
Research and development	(74,246)	(81,707)	(11,884)	(153,905)	(241,270)	(35,091)
General and administrative	(66,987)	(49,415)	(7,187)	(93,718)	(178,371)	(25,943)
(Loss) / Income from operations	(117,868)	16,838	2,449	(173,574)	(178,656)	(25,982)
Net interest income	—	1,290	188	—	5,037	733
Others, net	—	969	141	(169)	9,360	1,361
(Loss) / Income before income tax	(117,868)	19,097	2,778	(173,743)	(164,259)	(23,888)
Income tax (expenses) / benefits	(18,544)	(7,194)	(1,046)	(28,382)	4,473	651
Net (loss) / income	(136,412)	11,903	1,732	(202,125)	(159,786)	(23,237)
Less: net income attributable to noncontrolling interests	—	2,543	370	—	4,829	702
Net (loss) / income attributable to Jianpu’s shareholders	(136,412)	9,360	1,362	(202,125)	(164,615)	(23,939)

Other comprehensive income, net
Foreign currency translation adjustments	(21,170)	(1,735)	(252)	(21,170)	59,658	8,677
Total other comprehensive (loss) / income	(21,170)	(1,735)	(252)	(21,170)	59,658	8,677
Total comprehensive (loss) / income	(157,582)	10,168	1,480	(223,295)	(100,128)	(14,560)
Less: total comprehensive income attributable to noncontrolling interests	—	2,518	366	—	5,568	810
Total comprehensive (loss) / income attributable to Jianpu’s shareholders	(157,582)	7,650	1,114	(223,295)	(105,696)	(15,370)

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income

(In thousands except for number of shares and	For the Three Months Ended December 31,			For the Year Ended December 31,
per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) / income per share attributable to Jianpu’s shareholders
Basic	(0.3619)	0.0224	0.0033	(0.5719)	(0.3945)	(0.0574)
Diluted	(0.3619)	0.0212	0.0031	(0.5719)	(0.3945)	(0.0574)
Net (loss) / income per ADS attributable to Jianpu’s shareholders
Basic	(0.9048)	0.0560	0.0083	(1.4298)	(0.9863)	(0.1435)
Diluted	(0.9048)	0.0530	0.0078	(1.4298)	(0.9863)	(0.1435)
Weighted average number of shares
Basic	376,927,220	417,761,572	417,761,572	353,452,309	417,315,644	417,315,644
Diluted	376,927,220	440,773,807	440,773,807	353,452,309	417,315,644	417,315,644

[a] Including revenues from related party of RMB15.6 million and RMB14.7 million for the three months ended December 31, 2018 and 2017, respectively. RMB102.1 million and RMB103.0 million for the twelve months ended December 31, 2018 and 2017, respectively.

[b] Including revenues from related party of RMB2.7 million and nil for the three months ended December 31, 2018 and 2017, respectively. RMB13.4 million and nil for the twelve months ended December 31, 2018 and 2017, respectively.

[c] Including expenses from related party of RMB21.4 million and nil for the three months ended December 31, 2018 and 2017, respectively. RMB40.2 million and nil for the twelve months ended December 31, 2018 and 2017, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and	For the Three Months Ended December 31,			For the Year Ended December 31,
per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) / income	(136,412)	11,903	1,732	(202,125)	(159,786)	(23,237)
Add: Share-based compensation expenses	106,158	27,067	3,937	107,766	130,660	19,004
Non-GAAP adjusted net (loss)/income	(30,254)	38,970	5,669	(94,359)	(29,126)	(4,233)
Add: Depreciation and amortization	2,169	9,232	1,343	5,769	25,291	3,678
Net interest income	—	(1,290)	(188)	—	(5,037)	(733)
Income tax expenses/(benefits)	18,544	7,194	1,046	28,382	(4,473)	(651)
Non-GAAP adjusted EBITDA	(9,541)	54,106	7,870	(60,208)	(13,345)	(1,939)